Exhibit 99.2

Weibo Corporation Announces Proposed Offering of
American Depositary Shares in connection with the Delta Placement of Borrowed ADSs

BEIJING, November 29, 2023 – Weibo Corporation (“Weibo” or the “Company”) (Nasdaq: WB; HKEX: 9898), a leading social media in China, today announced the commencement of the offering of American Depositary Shares (“ADSs”), each currently representing one Class A ordinary share of Weibo, par value US$0.00025 per share (the “ADS Offering”), which the Company intends to loan (such loaned ADSs, the “Borrowed ADSs”) to an affiliate of the underwriter in the ADS Offering (such affiliate, the “ADS Borrower”) pursuant to an ADS lending agreement with the ADS Borrower (the “ADS Lending Agreement”).

Concurrently with the ADS Offering, the Company announced the offering (the “Notes Offering”) of convertible senior notes in an aggregate principal amount of US$300 million due 2030 (the “Notes”) pursuant to Rule 144A of the Securities Act of 1933, as amended. The Company intends to grant the initial purchaser in the Notes Offering an option, exercisable within a 30-day period, beginning on and including the date of the Notes Offering, to purchase up to an additional US$30 million in principal amount of the Notes.

Concurrently with the Notes Offering, the ADS Borrower will sell the Borrowed ADSs in a separate offering registered with the U.S. Securities and Exchange Commission (the “SEC”) offered by the underwriter pursuant to a prospectus supplement and an accompanying base prospectus, as described below (the “Delta Placement of Borrowed ADSs”). The number of Borrowed ADSs will be determined at the time of pricing of the Delta Placement of Borrowed ADSs. The Delta Placement of Borrowed ADSs is intended to facilitate short sales and/or privately negotiated derivative transactions by which some investors in the Notes may hedge their exposure to the Notes.

The ADS Borrower or its affiliate will receive all of the proceeds from the sale of the Borrowed ADSs. The Company will not receive any proceeds from the ADSs Offering but will receive from the ADS Borrower a nominal lending fee, which will be applied to fully pay up the Class A ordinary shares underlying the Borrowed ADSs. The Company believes that the Borrowed ADSs will not be considered outstanding for the purpose of computing and reporting its earnings per ADS under the current U.S. Generally Accepted Accounting Principles and, therefore, the Company believes that no dilution will occur as a result of the Borrowed ADSs.

The Delta Placement of Borrowed ADSs is conditioned on the closing of the Notes Offering. If the Notes Offering is not consummated, the ADS Lending Agreement will terminate, the Delta Placement of Borrowed ADSs will terminate and all Borrowed ADSs (or ADSs fungible with Borrowed ADSs) must be returned to the Company.

The Company has filed an automatic shelf registration statement on Form F-3 with the SEC. A prospectus supplement and the related base prospectus describing the terms of the ADS Offering have been filed with the SEC. When available, the final prospectus supplement for the ADS Offering will be filed with the SEC. The ADS Offering is being made only by means of the prospectus supplement and accompanying base prospectus. Before you invest, you should read the prospectus supplement and the accompanying base prospectus and other documents that the Company has filed with the SEC for more complete information about the Company and the offering. You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. Copies of the prospectus supplement and the accompanying base prospectus may be obtained by contacting Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing Prospectus-ny@ny.email.gs.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offerings of the Notes and the ADSs, and there can be no assurance that any of the offerings will be completed.

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format and offers native advertisements that conform to the information feed on its platform. To support the mobile format, Weibo has developed and is continuously refining its social interest graph recommendation engine, which enables its customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Weibo may also make forward-looking statements in the Company’s periodic reports to the SEC, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Among other things, the terms of the Notes, whether the Company will complete the Notes Offering and a description of various hedging activities contain forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-Fs and other filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contacts

Investors Relations
Weibo Corporation
Tel: +86-10-5898-3336
Email: ir@staff.weibo.com

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